EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-3 No. 333-121226 of The Nasdaq Stock Market, Inc. (Nasdaq) and in the related Prospectus and on the Registration Statements on Form S-8 File Nos. 333-70992, 333-72852, 333-76064, 333-106945, and 333-110602 pertaining to the Employee Agreement with Robert Greifeld and registration of shares of common stock pursuant to the Equity Incentive Plan of Nasdaq, of our reports dated March 2, 2005, with respect to the consolidated financial statements and schedule of Nasdaq, management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Nasdaq, included in this Annual Report (Form 10-K) for the year ended December 31, 2004.

/s/ Ernst & Young LLP

New York, New York

March 11, 2005